Form 10-K405, Exhibit 13
period 1996-12-31
GLIATECH INC
filed 1997-03-31
CIK 885741

                                                              Exhibit 13.1

Gliatech Inc. and Subsidiaries (A Development Stage Enterprise)

SUMMARY CONSOLIDATED FINANCIAL INFORMATION


                                                             Year Ended December 31,                     INCEPTION TO
                                                 ------------------------------------------------------- DECEMBER 31,
(in thousands, except share and per share data)  1992      1993         1994         1995        1996        1996
----------------------------------------------------------------------------------------------------------------------
REVENUES
Research contracts and licensing fees          $     0    $     0       $   918     $ 2,217     $  2,855     $  5,989
Product sales                                        0          0            86         182          901        1,170
Government grants                                  186        302           141         255          122        1,090
                                               -------    -------       -------     -------     --------     --------
  Total revenues                                   186        302         1,145       2,654        3,878        8,249
OPERATING COSTS AND EXPENSES
Research and development                         2,618      4,441         4,600       5,107        6,120       27,046
Selling, general and administrative              1,693      1,674         2,365       2,599        4,070       14,179
Depreciation and amortization                      279        312           272         171          166        1,445
Cost of product sales                                                        58         123          342          522
                                               -------    -------       -------     -------     --------     --------
  Total operating costs and expenses             4,590      6,427         7,295       8,000       10,698       43,192
                                               -------    -------       -------     -------     --------     --------
Loss from operations                            (4,404)    (6,125)       (6,150)     (5,346)      (6,820)     (34,943)
Interest income, net                               324        211            97         360        1,120        2,428
                                               -------    -------       -------     -------     --------     --------
NET LOSS                                       $(4,080)   $(5,914)      $(6,053)    $(4,986)    $ (5,700)    $(32,515)
                                               =======    =======       =======     =======     ========     ========
  Net loss per common share
   (pro forma for 1994 and 1995)                                        $ (1.30)    $ (0.91)    $  (0.78)
                                                                      =========   =========    =========
  Shares used for purposes of computing
   net loss per common share                                          4,651,616   5,497,351    7,313,230
                                                                      =========   =========    =========

                                                                  December 31,
                                          --------------------------------------------------------------
(in thousands)                              1992         1993        1994         1995         1996
--------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Cash, cash equivalents and
  short-term investments                  $  9,520     $  4,321     $  4,671     $ 23,023     $ 17,996
Working capital                           $  4,698     $  2,860     $  1,511     $ 21,762     $ 15,821
Total assets                              $ 11,059     $  6,148     $  6,716     $ 25,346     $ 20,804
Deficit accumulated during the
  development stage                       $(10,802)    $(16,716)    $(22,768)    $(27,754)    $(33,454)
Total stockholders' equity                $  9,758     $  4,177     $  3,122     $ 23,182     $ 17,627

See notes to consolidated financial statements.

Gliatech Inc. and Subsidiaries (A Development Stage Enterprise)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Since commencing operations in 1988, the Company has been a development stage company. The Company is developing and commercializing the ADCON(R) family of products to inhibit excessive scarring and adhesions after surgery. Based on European pivotal clinical studies and other compliance efforts and submission of data, the Company obtained regulatory clearance to affix CE Marking on ADCON(R)-L and ADCON(R)-T/N, thereby allowing ADCON(R)-L and ADCON(R)-T/N to be marketed in the 15 European Union countries for lumbar disc surgery and tendon and peripheral nerve surgeries, respectively. The Company has entered into distribution agreements with independent distributors for ADCON(R)-L and ADCON(R)-T/N in Australia, Austria, Belgium, Germany, Italy, The Netherlands, New Zealand, Scandinavia, Spain, Switzerland and the United Kingdom. In addition, the Company is pursuing the development of drug candidates for the treatment of certain nervous system disorders, including Alzheimer's Disease. Since inception, the Company's revenues have been derived primarily from contract research payments from a research contract with Janssen Pharmaceutica, N.V. of Belgium ("Janssen"), a wholly-owned subsidiary of Johnson & Johnson, to collaborate on the discovery and development of compounds to slow the progression of Alzheimer's Disease (the "Janssen Agreement"). The Company has also received revenues from various government grants which have been awarded to the Company.

RESULTS OF OPERATIONS

Years ended December 31, 1996, 1995 and 1994

REVENUES

Total revenues increased to $3,877,975 in 1996 from $2,653,606 in 1995 and $1,144,934 in 1994. The Company had research revenues in 1996 of $2,854,860 from its research contract with Janssen compared to research revenues of $2,216,668 and $917,691 in 1995 and 1994, respectively. The Janssen collaboration began in October 1994 and, in 1994, research revenues included a $500,000 one-time up-front licensing fee. The increase in 1995 research revenues is a result of recognizing a full year of the Janssen research contract revenues in 1995. In September 1995, the Company entered into an addendum to the Janssen Agreement in order to expand the scope of the collaboration with Janssen on Alzheimer's Disease to include research relating to inhibitors of complement activation. This addendum to the Janssen Agreement added approximately $875,000 to research contract revenues in 1996 and $290,000 to research contract revenues in 1995.

     The Company's product sales increased to $900,932 in 1996 from $182,233 in 1995 and $86,340 in 1994. The increase in product sales in 1996 resulted from sales of the Company's ADCON(R)-L and ADCON(R)-T/N products in certain European countries, as well as Australia and New Zealand. The increase in product sales in 1995 was due to initial inventory stocking orders for several new European distributors after the Company obtained regulatory approval of ADCON(R)-L in 1995.

     The Company's government-funded research grant revenues were $122,183 in 1996, $254,705 in 1995 and $140,903 in 1994. The levels of grant revenues were a direct result of the number of government-funded research grants awarded the Company in each year.

EXPENSES

Expenses for research and development increased to $6,119,533 in 1996 from $5,107,154 in 1995 and $4,599,834 in 1994. The increases in 1996 and 1995 were due primarily to increased staffing and clinical contract expenses due to of the initiation of pivotal clinical trials in the U.S. for both ADCON(R)-L and ADCON(R)-T/N beginning in the fourth quarter of 1995 and continuing throughout 1996. Additionally, the increase in 1996 is a result of additions in staffing and purchases of laboratory supplies and services relating to increased research activities beginning in the first quarter of 1996 with respect to Alzheimer's Disease and Cognition Modulation programs and write-offs of costs associated with patents which were abandoned due to changes in the technology pursuits of the Company. Increased expenses associated with the Gliatech's Alzheimer's Disease program are funded under the Company's agreement with Janssen.

     Selling, general and administrative expenses were $4,070,173 in 1996, $2,599,290 in 1995 and $2,365,395 in 1994. The increase for each of these periods was primarily due to an increase in sales and marketing expenses as Gliatech continued to expand its sales and marketing efforts for its ADCON(R)-L and ADCON(R)-T/N products in the European Union and

Australia and New Zealand. Additionally, Gliatech incurred increased general and administrative expenses of $230,000 in 1996 associated with the filing of a registration statement with the U.S. Securities and Exchange Commission (SEC) for an offering of Common Stock which was subsequently withdrawn due to unfavorable market conditions. The Company also incurred increased general and administrative expenses in 1996 associated with its first full year of reporting as a publicly traded company.

     Depreciation and amortization expense was $166,411 in 1996, $170,395 in 1995 and $272,221 in 1994. This expense has decreased over the three-year period as several Company assets have become fully depreciated.

     Cost of products sold increased to $341,534 in 1996 from $122,589 in 1995 and $57,848 in 1994. These increases in cost of products sold were due primarily to the increases in products sales for the corresponding three year period. However, cost of products sold decreased as a percentage of product sales in 1996 to 38 percent from 67 percent in 1995 and in 1994. This decrease was primarily due to improved absorption of manufacturing overhead costs as a result of increased production volumes in 1996. In all three periods, cost of products sold included costs associated with the start-up of manufacturing processes with an outside contract manufacturer for ADCON(R)-L and ADCON(R)-T/N.

INTEREST INCOME

Net interest income increased to $1,120,121 in 1996 from $359,961 in 1995 and $97,794 in 1994. The increases in 1996 and 1995 were due primarily to the interest earned on the cash received in the October 1995 initial public offering of Common Stock and the June 1995 private placement of equity securities.

INCOME TAXES

At December 31, 1996, the Company had net operating tax loss carryforwards of approximately $14,819,000 for income tax purposes. In addition, at December 31, 1996, the Company had approximately $1,883,000 of research and development tax credit carryforwards. Such losses and credit carryforwards may be carried forward to reduce future tax liabilities and expire at various dates between 2003 and 2011. The Company has offset the tax benefit of the net operating loss and tax credit carryforwards with a valuation allowance as realization of the benefit is not assured. Pursuant to the Tax Reform Act of 1986, the utilization of net operating loss and research and development tax credit carryforwards for tax purposes may be subject to an annual limitation if a cumulative change in ownership of more than 50% occurs over a three-year period. The future issuance of securities by the Company and/or sales of securities by the Company's principal stockholders could result in such a change of ownership.

LIQUIDITY AND CAPITAL RESOURCES

The Company received net proceeds, after expenses of the offering, of approximately $19,647,000 from its initial public offering in which the Company sold 2,300,000 shares of Common Stock at an initial public offering price of $9.50 per share in October 1995. Prior to the public offering, the Company had financed its operations primarily through the private placement of its equity securities and to a lesser extent through federally sponsored research grants and research contract and licensing fees. In June 1995, the Company received net proceeds of approximately $4,653,000 through a private placement of equity securities. Since its inception, the Company has received $49,293,835 in net proceeds from equity financings. In addition, from its inception through December 31, 1996, the Company has recognized revenue of $5,989,219 from its research collaboration agreement with Janssen, $1,090,382 from several federally sponsored research grants and $1,169,505 from product sales. Janssen is expected to pay the Company approximately $2,800,000 during fiscal 1997. The Company also has established a $1,500,000 unsecured line of credit with a bank. As of December 31, 1996, the Company had no borrowings against the line of credit.

     In order to preserve principal and maintain liquidity, the Company's funds are invested in commercial paper and other short-term investments. As of December 31, 1996 and December 31, 1995, the Company's cash and cash equivalents and short-term investments totaled $17,995,769 and $23,023,301, respectively.

     Also, during 1995, the Company received two $100,000 Phase I Small Business Innovation Research (SBIR) grants from the National Institute of Neurological Disorders and Stroke (NINDS) division of the National

Institute of Health (NIH) to develop histamine H(3) receptor agents. In early 1997, the Company was awarded a Phase II SBIR Program grant from the NINDS for research evaluating histamine H(3) receptor antagonists to treat Attention Deficit Hyperactive Disorders. The grant has a two-year term and will provide as much as $750,000 in funding. If the Company is successful in other Phase I research, additional Phase II awards could be sought for funding to aid in further development of these agents; however, there is no assurance that such additional funding will be obtained.

     The Company anticipates that a substantial portion of the remaining proceeds of its initial public offering will be used to fund clinical trials of ADCON(R)-L and ADCON(R)-T/N in the U.S. and the marketing efforts for sales of the ADCON(R) products. In addition, the Company anticipates that these proceeds will be used to fund continued development of additional ADCON(R) products, for the research and development of products relating to its Cognition Modulation program and for working capital and general corporate purposes. The Company's future liquidity and capital requirements will depend on many factors, including, but not limited to, the commercial potential of its ADCON(R) family of products, the timing of regulatory approvals, the timing and results of preclinical testing and clinical studies, the progress of the Company's research and development programs and the ability of the Company to establish and maintain collaborative arrangements with others for the purpose of funding certain research and development programs. The Company believes that its current cash position and other financial resources will enable it to conduct its current and planned operations through at least fiscal 1998.

     The Company anticipates that it will augment its cash balance through financing transactions, government grants and further corporate alliances. No assurances can be given that adequate levels of additional funding can be obtained on favorable terms, if at all.

     The Company is a party to a license agreement and a related sponsored research agreement with a university that provides for a royalty of up to 5% of revenues from products covered by these agreements. In 1995, a dispute regarding inventorship of the ADCON(R) products and the rights of the university to receive royalties from sales of ADCON(R) products arose between Gliatech and the university. The university has threatened litigation regarding this dispute. There has been no resolution of this matter. The Company is not able to make any estimate of costs that may arise as a result of any outcomes from this dispute and there can be no assurance that the Company will not be required to pay any costs or royalties or that any costs to the Company, or royalties that may result, from this dispute will not have an adverse effect on the Company.

     Statements regarding the Company's expectations as to demand for its products, government regulations and certain other information presented in this Annual Report constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its expectations are based on reasonable assumptions within the bounds of its business and operations, there can be no assurance that actual results will not differ materially from its expectations. Factors which cause actual results to differ from expectations include, but are not limited to, uncertainty of future profitability, uncertainty of market acceptance, adequacy of third party reimbursement, extent of government regulation, availability of product from manufacturer, productivity of independent distributors selling ADCON(R) products in Europe, Australia and New Zealand, continued cooperative efforts by Janssen in its Alzheimer's Disease collaboration, and uncertainty regarding patents and proprietary rights.

Gliatech Inc. and Subsidiaries (A Development Stage Enterprise)

INDEX TO FINANCIAL STATEMENTS

                                                                                                              Page
Report of Independent Auditors                                                                                 13

Consolidated Balance Sheets at December 31, 1995 and 1996                                                      14

Consolidated Statements of Operations for the years ended December 31, 1994,
   1995 and 1996 and for the period from inception
   of operations (August 31, 1988) through December 31, 1996                                                   15

Consolidated Statements of Changes in Stockholders' Equity for the period from inception of operations (August 31, 1988) through December 31, 1988 and for the years ended December 31, 1989, 1990, 1991, 1992,
   1993, 1994, 1995 and 1996                                                                                   16

Consolidated Statements of Cash Flows for the years ended
   December 31, 1994, 1995 and 1996 and for the period from inception
   of operations (August 31, 1988) through December 31, 1996                                                   18

Notes to Consolidated Financial Statements                                                                     19


REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Gliatech Inc.

We have audited the accompanying consolidated balance sheets of Gliatech Inc. and Subsidiaries (a development stage enterprise) as of December 31, 1995 and 1996, and the consolidated statements of operations, changes in stockholders equity, and cash flows for each of the three years in the period ended December 31, 1996, and for the period from inception of operations (August 31, 1988) through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gliatech Inc. and subsidiaries at December 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, and for the period from inception of operations (August 31, 1988) through December 31, 1996, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

February 11, 1997
Cleveland, Ohio

Gliatech Inc. and Subsidiaries (A Development Stage Enterprise)

CONSOLIDATED BALANCE SHEETS

                                                                                            December 31
                                                                                     1995                1996
---------------------------------------------------------------------------------------------------------------------------

ASSETS
Current assets:
  Cash and cash equivalents                                                       $ 20,780,360         $  9,120,547
  Short-term investments                                                             2,242,941            8,875,222
  Accounts receivable                                                                  138,428              331,157
  Government grants receivable                                                          74,060                7,290
  Inventories                                                                          417,659              387,118
  Prepaid expenses and other                                                           272,340              277,276
                                                                                  ------------         ------------
Total current assets                                                                23,925,788           18,998,610
Property and equipment, net                                                            566,961            1,129,671
Other assets, net                                                                      853,187              675,959
                                                                                  ------------         ------------
TOTAL ASSETS                                                                      $ 25,345,936         $ 20,804,240
                                                                                  ============         ============

LIABILITIES AND STOCKHOLDERS' EQUITY CURRENT LIABILITIES:
  Demand note from bank                                                              $ 400,000
  Accounts payable and other accrued expenses                                        1,045,785         $  1,369,583
  Accrued compensation                                                                 252,053              204,328
  Accrued clinical trial costs                                                         186,558              796,861
  Deferred research contract revenue                                                   279,095              806,359
                                                                                  ------------         ------------
Total current liabilities                                                            2,163,491            3,177,131

Stockholders' equity:
  Common Stock, $.01 par value:
    Authorized shares--30,000,000 at December 31, 1995 and 1996
    Issued and outstanding shares--7,297,865 at December 31, 1995
     and 7,320,089 at December 31, 1996                                                 72,978               73,201
  Additional paid-in capital                                                        50,886,788           51,007,673
  Deferred compensation                                                                (23,111)
  Deficit accumulated during the development stage                                 (27,754,210)         (33,453,765)
                                                                                  ------------         ------------
Total stockholders' equity                                                          23,182,445           17,627,109
                                                                                  ------------         ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                        $ 25,345,936         $ 20,804,240
                                                                                  ============         ============

See notes to consolidated financial statements.

Gliatech Inc. and Subsidiaries (A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                      PERIOD FROM
                                                                                                     INCEPTION OF
                                                                                                      OPERATIONS
                                                                                                   (AUGUST 31, 1988)
                                                                                                       THROUGH
                                                               Year Ended December 31                DECEMBER 31,
                                                         1994            1995           1996             1996
---------------------------------------------------------------------------------------------------------------------------

REVENUES
Research contracts and licensing fees                 $   917,691     $ 2,216,668     $ 2,854,860      $  5,989,219
Product sales                                              86,340         182,233         900,932         1,169,505
Government grants                                         140,903         254,705         122,183         1,090,382
                                                      -----------     -----------     -----------      ------------
Total revenues                                          1,144,934       2,653,606       3,877,975         8,249,106


OPERATING COSTS AND EXPENSES

Research and development                                4,599,834       5,107,154       6,119,533        27,046,072
Selling, general and administrative                     2,365,395       2,599,290       4,070,173        14,179,095
Depreciation and amortization                             272,221         170,395         166,411         1,444,789
Cost of products sold                                      57,848         122,589         341,534           521,971
                                                      -----------     -----------     -----------      ------------
Total operating costs and expenses                      7,295,298       7,999,428      10,697,651        43,191,927
                                                        ---------     -----------     -----------      ------------
Loss from operations                                   (6,150,364)     (5,345,822)     (6,819,676)      (34,942,821)
Interest income, net                                       97,794         359,961       1,120,121         2,428,078
                                                      -----------     -----------     -----------      ------------
NET LOSS                                              $(6,052,570)    $(4,985,861)    $(5,699,555)     $(32,514,743)
                                                      ===========     ===========     ===========      ============
Net loss per common share (pro forma for
  1994 and 1995)                                      $     (1.30)    $     (0.91)    $     (0.78)
                                                      ===========     ===========     ===========
Shares used for purposes of computing net
  loss per common share                                 4,651,616       5,497,351       7,313,230
                                                      ===========     ===========     ===========

See notes to consolidated financial statements.

       Gliatech Inc. and Subsidiaries (A Development Stage Enterprise)

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                           Convertible Preferred              Convertible Class A
                                                   Stock                         Common Stock                  Common Stock
                                       --------------------------       -----------------------------   ----------------------
                                        Number of                       Number of              Contra     Number of
                                         Shares          Par Value       Shares    Par Value   Account     Shares      Par Value
---------------------------------------------------------------------------------------------------------------------------------
  Balance at August 31, 1988                     0      $       0              0    $     0   $     0              0    $     0
Issuance of Redeemable
  Convertible Series A
  Preferred Stock at $1.44 per
  share                                  1,806,667         18,067
Stock award of Convertible
  Class A Common Stock                                                   450,000      4,500    (1,683)
Accretion of Redeemable
  Convertible Series A
  Preferred Stock
Amortization of contra account                                                                    140
Net loss--1988
                                       -----------      ---------       --------    -------    -------   ------------   --------
  Balance at December 31, 1988           1,806,667         18,067        450,000      4,500    (1,543)
Accretion of Redeemable
  Convertible Series A
  Preferred Stock
Amortization of contra account                                                                    561
Net loss--1989
                                       -----------      ---------       --------    -------    -------   ------------   --------
  Balance at December 31, 1989           1,806,667         18,067        450,000      4,500      (982)
Issuance of Redeemable
  Convertible Series B
  Preferred Stock at $2.16 per
  share                                  1,467,593         14,676
Accretion of Redeemable
  Convertible Series A
  Preferred Stock
Amortization of contra account                                                                    561
Net loss--1990
                                       -----------      ---------       --------    -------    -------   ------------   --------
  Balance at December 31, 1990           3,274,260         32,743        450,000      4,500      (421)
Issuance of Convertible Series
  B Preferred Stock at $2.16
  per share, net of expense                615,741          6,157
Exercise of stock options                                                                                     12,700        127
Amortization of contra account                                                                    421
Compensation related to grant
  of stock options
Net loss--1991
                                       -----------      ---------       --------    -------   -------   ------------   --------
  Balance at December 31, 1991           3,890,001         38,900        450,000      4,500         0         12,700        127
Issuance of Convertible Series
  C Preferred Stock at $1.50
  per share, net of expense              8,245,784         82,459
Exercise of stock options                                                                                      2,000         20
Issuance of stock bonus                                                                                       18,000        180
Compensation related to grant
  of stock options
Net loss--1992
                                       -----------      ---------       --------    -------   -------   ------------   --------
  Balance at December 31, 1992          12,135,785        121,359        450,000      4,500                   32,700        327
Exercise of stock options                                                                                      2,630         26
Issuance of stock bonus                                                                                       18,200        182
Issuance of Common Stock                                                                                      22,000        220
Compensation related to grant
  of stock options
Net loss--1993
                                       -----------      ---------       --------    -------   -------   ------------   --------
  Balance at December 31, 1993          12,135,785        121,359        450,000      4,500                   75,530        755
Exercise of stock options                                                                                        135          1
Issuance of Convertible Series
  D Preferred Stock and
  warrants at
  $1.50 per share, net of
  expense                                2,420,001         24,200
Issuance of stock bonus                                                                                        6,598         66
Issuance of Common Stock                                                                                         680          7
Issuance of Convertible Series
  E Preferred Stock and
  warrants at
  $1.50 per share, net of expense        1,000,000         10,000
Compensation related to grant
  of stock options
Net loss--1994
                                       -----------      ---------       --------    -------   -------   ------------   --------
  Balance at December 31, 1994          15,555,786        155,559        450,000      4,500                   82,943        829
Exercise of stock options                                                                                     13,850        139
Redemption of Common Stock                                                                                    (4,040)       (40)
Issuance of Convertible Series
  F Preferred Stock at $1.85
  per share, net of expense              2,702,703         27,027
Issuance of stock bonus                                                                                       12,092        120
Issuance of Common Stock                                                                                      12,061        121
Issuance of Common Stock in
  initial public offering, net
  of expense                                                                                               2,300,000     23,000
Conversion of Preferred Stock
  and Class A Common Stock             (18,258,489)      (182,586)      (450,000)    (4,500)               4,718,015     47,180
Exercise of stock warrants                                                                                   162,944      1,629
Compensation related to grant
  of stock options
Net loss
                                       -----------      ---------       --------    -------   -------   ------------   --------
  BALANCE AT DECEMBER 31, 1995                   0              0              0          0         0      7,297,865     72,978
EXERCISE OF STOCK OPTIONS                                                                                     12,175        122
ISSUANCE OF STOCK BONUS                                                                                        6,088         61
EXPENSES OF ISSUANCE OF COMMON
  STOCK
EXERCISE OF STOCK WARRANTS                                                                                     3,961         40
COMPENSATION RELATED TO GRANT
  OF STOCK OPTIONS
NET LOSS
                                       -----------      ---------       --------    -------   -------   ------------   --------
  Balance at December 31, 1996                   0      $       0              0    $     0   $     0     $7,320,089    $73,201
                                       ===========      =========       ========    =======   =======   ============   ========

                                                                       Deficit
                                                                     Accumulated
                                         Additional                    during the         Total
                                          Paid-in        Deferred    Development      Stockholders'
                                          Capital      Compensation      Stage           Equity
---------------------------------------------------------------------------------------------------
  Balance at August 31, 1988             $         0   $         0     $          0    $         0
Issuance of Redeemable
  Convertible Series A
  Preferred Stock at $1.44 per
  share                                    2,583,535                                     2,601,602
Stock award of Convertible
  Class A Common Stock                                                                       2,817
Accretion of Redeemable
  Convertible Series A
  Preferred Stock                            111,200                       (111,200)             0
Amortization of contra account                                                                 140
Net loss--1988                                                             (294,123)      (294,123)
                                       -------------   -----------   --------------   -------------
  Balance at December 31, 1988             2,694,735                       (405,323)     2,310,436
Accretion of Redeemable
  Convertible Series A
  Preferred Stock                            448,422                       (448,422)             0
Amortization of contra account                                                                 561
Net loss--1989                                                             (802,926)      (802,926)
                                       -------------   -----------   --------------   -------------
  Balance at December 31, 1989             3,143,157                     (1,656,671)     1,508,071
Issuance of Redeemable
  Convertible Series B
  Preferred Stock at $2.16 per
  share                                    3,155,324                                     3,170,000
Accretion of Redeemable
  Convertible Series A
  Preferred Stock                            379,400                       (379,400)             0
Amortization of contra account                                                                 561
Net loss--1990                                                           (1,855,903)    (1,855,903)
                                       -------------   -----------   --------------   -------------
  Balance at December 31, 1990             6,677,881                     (3,891,974)     2,822,729
Issuance of Convertible Series
  B Preferred Stock at $2.16
  per share, net of expense                1,309,630                                     1,315,787
Exercise of stock options                      4,318                                         4,445
Amortization of contra account                                                                 421

Compensation related to grant
  of stock options                           130,250       (81,250)                         49,000
Net loss--1991                                                           (2,829,868)    (2,829,868)
                                       -------------   -----------   --------------   -------------
  Balance at December 31, 1991             8,122,079       (81,250)      (6,721,842)     1,362,514
Issuance of Convertible Series
  C Preferred Stock at $1.50
  per share, net of expense               12,237,689                                    12,320,148
Exercise of stock options                        680                                           700
Issuance of stock bonus                       67,320                                        67,500
Compensation related to grant
  of stock options                           116,740       (29,413)                         87,327
Net loss--1992                                                           (4,080,101)    (4,080,101)
                                       -------------   -----------   --------------   -------------
  Balance at December 31, 1992            20,544,508     $(110,663)     (10,801,943)     9,758,088
Exercise of stock options                      3,295                                         3,321
Issuance of stock bonus                      136,318                                       136,500
Issuance of Common Stock                     164,780                                       165,000
Compensation related to grant
  of stock options                            (3,987)       31,961                          27,974
Net loss--1993                                                           (5,913,836)    (5,913,836)
                                       -------------   -----------   --------------   -------------
  Balance at December 31, 1993            20,844,914       (78,702)     (16,715,779)     4,177,047
Exercise of stock options                        289                                           290
Issuance of Convertible Series
  D Preferred Stock and
  warrants at
  $1.50 per share, net of
  expense                                  3,402,228                                     3,426,428
Issuance of stock bonus                       49,434                                        49,500
Issuance of Common Stock                       5,093                                         5,100
Issuance of Convertible Series
  E Preferred Stock and
  warrants at
  $1.50 per share, net of expense          1,479,500                                     1,489,500
Compensation related to grant
  of stock options                              (805)       27,699                          26,894
Net loss--1994                                                           (6,052,570)    (6,052,570)
                                       -------------   -----------   --------------   -------------
  Balance at December 31, 1994            25,780,653       (51,003)     (22,768,349)     3,122,189
Exercise of stock options                     34,499                                        34,638
Redemption of Common Stock                   (30,295)                                      (30,335)
Issuance of Convertible Series
  F Preferred Stock at $1.85
  per share, net of expense                4,626,062                                     4,653,089
Issuance of stock bonus                       90,567                                        90,687
Issuance of Common Stock                     102,390                                       102,511
Issuance of Common Stock in
  initial public offering, net
  of expense                              19,646,134                                    19,669,134
Conversion of Preferred Stock
  and Class A Common Stock                   139,906                                             0
Exercise of stock warrants                   498,372                                       500,001
Compensation related to grant
  of stock options                            (1,500)       27,892                          26,392
Net loss                                                                 (4,985,861)    (4,985,861)
                                       -------------   -----------   --------------   -------------
  Balance at December 31, 1995            50,886,788       (23,111)     (27,754,210)    23,182,445
Exercise of stock options                     91,191                                        91,313
Issuance of stock bonus                       51,688                                        51,749

Expenses of issuance of common
  stock                                      (21,954)                                      (21,954)
Exercise of stock warrants                       (40)

Compensation related to grant
  of stock options                                          23,111                          23,111
Net loss                                                                 (5,699,555)    (5,699,555)
                                       -------------   -----------   --------------   -------------
  Balance at December 31, 1996           $51,007,673   $         0     $(33,453,765)   $17,627,109
                                       =============   ===========   ==============   =============

See notes to consolidated financial statements.

Gliatech Inc. and Subsidiaries (A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                      PERIOD FROM
                                                                                                     INCEPTION OF
                                                                                                      OPERATIONS
                                                                                                   (AUGUST 31, 1988)
                                                                                                       THROUGH
                                                              Year Ended December 31                 DECEMBER 31,
                                                       1994            1995             1996             1996
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss                                            $(6,052,570)    $ (4,985,861)    $ (5,699,555)     $(32,514,743)
Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation and amortization                         272,221          170,395          166,411         1,444,789
  Patent cost write-off                                 154,185           27,000          277,889           459,074
  Loss on disposal of equipment                                                                             102,000
  Compensation from issuance of stock and
    stock options                                        26,894           72,303           23,111           286,609
  Changes in operating assets and liabilities:
    Accounts receivable                                 (86,340)         (52,088)        (192,729)         (331,157)
    Inventories                                        (440,255)          22,596           30,541          (387,118)
    Government grants receivable and other assets       269,394         (148,809)          61,834          (294,565)
    Accounts payable and other accrued expenses        (128,062)         152,491          327,822         1,362,912
    Deferred contract research revenue                1,514,509       (1,235,414)         527,264           806,359
    Other liabilities                                   309,355         (213,808)         610,303         1,403,796
                                                   ------------   --------------   --------------   ---------------
Net cash used in operating activities                (4,160,669)      (6,191,195)      (3,867,109)      (27,662,044)

INVESTING ACTIVITIES
Sale (purchase) of available for sale securities, net    48,838        1,708,221       (6,632,281)       (8,875,222)
Payment for patent rights and trademarks               (262,943)        (144,622)        (114,629)       (1,185,745)
Payment of organization costs                                                                              (139,779)
Purchase of property and equipment                     (124,345)        (151,609)        (715,153)       (1,981,000)
                                                   ------------   --------------   --------------   ---------------
Net cash (used in) provided by investing activities    (338,450)       1,411,990       (7,462,063)      (12,181,746)

FINANCING ACTIVITIES
Proceeds from (payment of) demand note from bank        100,000                          (400,000)
Principal payments on capital lease obligations        (123,494)         (43,228)                          (565,601)
Proceeds from sale and leaseback                                                                             75,131
Proceeds from issuance of Preferred Stock, net        4,915,928        4,653,089                         28,976,554
Proceeds from issuance of Common Stock, net               5,100       19,669,134          (21,954)       19,817,280
Proceeds from exercise of stock options                     290           60,903           91,313           160,972
Proceeds from exercise of warrants                                       500,001                            500,001
                                                   ------------   --------------   --------------   ---------------
Net cash provided by (used in) financing activities   4,897,824       24,839,899         (330,641)       48,964,337
                                                   ------------   --------------   --------------   ---------------
Increase (decrease) in cash and cash equivalents        398,705       20,060,694      (11,659,813)        9,120,547
Cash and cash equivalents at beginning
  of year/period                                        320,961          719,666       20,780,360
                                                   ------------   --------------   --------------   ---------------
Cash and cash equivalents at end of year/period       $ 719,666      $20,780,360     $  9,120,547      $  9,120,547
                                                   ============   ==============   ==============   ===============

See notes to consolidated financial statements.

Gliatech Inc. and Subsidiaries (A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1994, 1995 and 1996

A. BACKGROUND AND ACCOUNTING POLICIES

BACKGROUND

Gliatech Inc. (Gliatech) is engaged in the development and commercialization of medical devices designed to inhibit excess surgical scarring and adhesion following surgery. In addition, Gliatech is pursuing the development of drug candidates for the treatment of certain nervous system disorders, including Alzheimers Disease, and cognitive disorders. Gliatech began operations on August 31, 1988 and is currently in the development stage, as operations consist primarily of research and development expenditures, and significant revenues from planned principal operations have not yet been realized. Product sales consist of sales of Gliatech's first two medical device products, ADCON(R)-L and ADCON(R)-T/N, to independent distributors in Europe, Australia and New Zealand.

     The consolidated financial statements reflect the financial position and results of operations of Gliatech Inc. and its wholly-owned subsidiaries (the Company). Intercompany balances and transactions have been eliminated.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount of the Company's cash equivalents approximates fair value due to the short-term maturity of those investments. Cash equivalents are primarily in commercial paper.

SHORT-TERM INVESTMENTS

The Company's short-term investments, all of which are classified as available-for-sale, consist primarily of corporate bonds. Such investments are stated at cost, which approximates fair value due to the short-term maturities of these securities.

INVENTORIES

Inventories are stated at the lower of cost or market and are valued using the first-in, first-out method.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Laboratory and office equipment and leasehold improvements are depreciated on the straight-line basis over the shorter of the lease period or the estimated useful lives (5 to 10 years).

PATENT RIGHTS AND TRADEMARKS

Patent rights are amortized on the straight-line basis over the shorter of the estimated useful life of the patented technology or the useful life of the patent, beginning at the time the patent is granted. Costs associated with patents that are abandoned are expensed at the date of abandonment. Trademark costs are amortized on the straight-line basis over the estimated useful life of the trademark, beginning at the time the trademark is granted.

GOVERNMENT GRANTS

Revenues from government grants are recognized ratably over the period of the grant.

RESEARCH CONTRACTS AND LICENSING FEE REVENUE

Revenue from the research collaboration agreements are recorded when earned as defined under the terms of the agreements. Periodic research funding payments received which are related to future performance are deferred and recognized as income when earned. Licensing fees and other milestone payments are recognized as income when earned.

INCOME TAXES

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of SFAS No. 109, income tax expense was determined using the deferred method prescribed by Accounting Principles Board Opinion (APBO) No. 11, Accounting for Income Taxes.

PRO FORMA NET LOSS PER COMMON SHARE

For 1994 and 1995, pro forma net loss per common share is computed using the weighted average number of shares of common stock outstanding. However, common and common equivalent shares including preferred stock (all of which converted, according to their terms, upon the completion of the Company's initial public offering--see Note G) issued by the Company and stock options and warrants granted during the twelve-month period immediately preceding the filing of the initial public offering at prices below the initial public offering price have been included in the calculation of the shares used in computing pro forma net loss per common share as if they were outstanding for all of 1994 and for the six month period ended June 30, 1995 (the latest interim period reported in the initial public offering). In addition, common equivalent shares from preferred stock (all of which converted, according to their terms, upon the completion of the Company's initial public offering) issued prior to the twelve-month period immediately preceding the filing of the Company's initial public offering are included in the computation of pro forma net loss per common share as if they had been converted on the original date of issuance. Pro forma net loss per common share for periods subsequent to June 30, 1995 is computed in accordance with APBO No. 15, Earnings Per Share which does not permit earnings per share to give effect to anti-dilutive securities. Common equivalent shares relating to stock options and warrants are excluded for periods subsequent to June 30, 1995 as their effect is anti-dilutive.

     For 1996, net loss per common share is based on the weighted average number of common shares. Outstanding common equivalent shares relating to stock options and warrants are excluded as their effect is anti-dilutive.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation in accordance with APBO No. 25, Accounting for Stock Issued to Employees.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in prior years have been reclassified to conform with the 1996 financial statement presentation.

B. INVENTORIES
Inventories consists of:

                                     December 31
                                 1995           1996
-------------------------------------------------------
Raw materials                   $304,882       $129,095
Work in process                  112,777        196,502
Finished goods                                   61,521
                              ----------    -----------
                                $417,659       $387,118
                              ==========    ===========


C. PROPERTY AND EQUIPMENT
Property and Equipment Consist of:

                                    December 31
                               1995           1996
-------------------------------------------------------
Laboratory equipment        $ 1,045,745     $ 1,138,398
Office equipment                154,698         410,583
Leasehold improvements          416,167         782,782
                          -------------  --------------
                              1,616,610       2,331,763

Accumulated depreciation
 and amortization            (1,049,649)     (1,202,092)
                          -------------  --------------
Property and
 equipment, net             $   566,961     $ 1,129,671
                          =============  ==============


D. OTHER ASSETS
Other Assets Consist of:

                                     December 31
                                 1995           1996
-------------------------------------------------------
Patent rights, net of
 accumulated amortization of
 $46,744 at December 31,
 1995 and $60,712 at
 December 31, 1996              $788,042       $605,385
Trademark costs                   53,523         56,810
Other                             11,622         13,764
                              ----------    -----------
                                $853,187       $675,959
                              ==========    ===========


E. FINANCING ARRANGEMENTS

The Company has an unsecured line of credit that provides for borrowings up to $1,500,000 at an interest rate of 1% above the banks insured money market savings account rate. No borrowings were outstanding at December 31, 1996. Borrowings outstanding at December 31, 1995 were $400,000 and carried an interest rate of 3.28%.

     Rent expense relating to the operating lease of office space was approximately $241,000, $234,000 and $297,000 in 1994, 1995 and 1996,
respectively. Future annual minimum lease commitments at December 31, 1996 are as follows:

-------------------------------------------------------
1997                                         $  285,874
1998                                            338,964
1999                                            354,564
2000                                            354,564
2001                                            354,564
                                          -------------
Total                                        $1,688,530
                                          =============


F. INCOME TAXES

At December 31, 1996, the Company has net operating loss carryforwards of approximately $14.8 million for income tax purposes. In addition, the Company has approximately $1.9 million in research and development tax credit carryforwards. Such losses and credit carryforwards are available to reduce future tax liabilities and expire at various dates between 2003 and 2011. The Company has offset the tax benefit of the net operating loss and tax credit carryforwards and other deferred tax assets with a valuation allowance as realization of the benefits is not assured.

     The Companys net deferred tax assets and liabilities consist of the following:

                              1995            1996
-------------------------------------------------------
Deferred tax liabilities     $ (284,000)   $   (217,000)
Deferred tax assets          10,156,000      12,292,000
Valuation allowance          (9,872,000)    (12,075,000)
                         -------------- ---------------
Net deferred taxes           $        0    $          0
                         ============== ===============

     The Company's deferred tax liabilities related primarily to patent costs. The deferred tax assets relate to the following:

                              1995            1996
--------------------------------------------------------
Amortization of capitalized
 research and
 development expenses
 for tax                    $ 4,080,000     $ 5,100,000
Research and
 development tax credit
 carryforwards                1,464,000       1,883,000
Net operating tax loss
 carryforwards                4,548,000       5,038,000
Other                            64,000         271,000
                          -------------  --------------
                            $10,156,000     $12,292,000
                          =============  ==============

     Pursuant to the Tax Reform Act of 1986, the utilization of net operating loss and research and development tax credit carryforwards for tax purposes may be subject to an annual limitation if a cumulative change in ownership of more than 50 percent occurs over a three-year period.

G. CAPITALIZATION

On October 24, 1995, the Company consummated an initial public offering of 2,300,000 shares of common stock at an initial public offering price of $9.50 per share (the "Offering"). The Company received net proceeds from the Offering of approximately $19,647,000. In connection with the Offering, an amendment to the Company's Certificate of Incorporation was filed to effect a five-for-one reverse stock split of each share of common stock. All share and per share information in the accompanying financial statements and conversion ratios of all series of Preferred Stock and Class A Common Stock were adjusted to reflect the reverse split. Immediately prior to the consummation of the Offering, all shares of Class A Common Stock and all series of Preferred Stock automatically converted pursuant to the Company's Certificate of Incorporation at applicable conversion rates into a total of 4,718,014 shares of common stock.

     After the conversion and immediately prior to the consummation of the Offering, the Company filed a Restated Certificate of Incorporation which authorized the issuance of 30,000,000 shares of common stock and 5,000,000 shares of Preferred Stock at $.01 par value.

     At December 31, 1996, 1,166,510 shares of common stock are reserved for issuance under the stock option plans, 20,000 shares are reserved for issuance under common stock warrants outstanding for $7.50 per share, and 5,134 shares are reserved for common stock bonuses declared but unissued at December 31, 1996.

     Prior to April, 1991 certain preferred stock issuances were mandatorily redeemable, and accordingly, periodic accretion to the redemption price was charged to the deficit accumulated during the development stage.

H. STOCK OPTION PLANS

The Company has three stock-based compensation plans. The Company applies APBO No. 25, Accounting for Stock Issued to Employees and related Interpretations in accounting for its plans, which requires that for certain options granted, the Company recognize as compensation expense the excess of the deemed fair value for accounting purposes of the common stock over the exercise price of the options. For the majority of options, no compensation cost has been recognized. Had compensation cost for the Company's three stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No.123, Accounting for Stock-Based Compensation, the Company's net loss and net loss per share would have increased to the pro forma amounts indicated below:

                              1995            1996
-------------------------------------------------------
Net loss
  As reported               $(4,985,861)    $(5,699,555)
  Pro forma                 $(5,124,584)    $(6,351,247)
Primary loss per share
  As reported               $     (0.91)    $     (0.78)
  Pro forma                 $     (0.93)    $     (0.87)

     Under the Amended and Restated 1989 Stock Option Plan, the Company is authorized to issue 1,020,000 incentive stock options. Under the 1992 Directors Option Plan, the Company is authorized to issue 40,000 non-qualified stock options. Under the 1995 Non-employee Directors Stock Option Plan, the Company is authorized to issue 150,000 non-qualified stock options. These options vest over a three, four or five year period and become exercisable in part one year after date of grant and expire at the end of ten years.

     For pro forma calculations, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1995 and 1996: expected volatility of 67 percent, risk-free interest rates ranging from 5.32 percent to 6.49 percent, and an average expected life of 4 or 5 years for issued options.

     At December 31, 1996 there were 197,635 options available for future grant.

     A summary of the status of the Company's three stock option plans as of December 31, 1996 and 1995 and changes during the years then ended is presented below:

                                                     1995                                       1996
---------------------------------------------------------------------------------------------------------------------------
                                                         Weighted-Average                         WEIGHTED-AVERAGE
                                           Shares         Exercise Price              SHARES       EXERCISE PRICE
---------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year           326,700                $3.43               765,700              $6.34
Granted                                    464,700                 8.22               247,800               8.53
Exercised                                  (13,850)                2.50               (12,175)              7.50
Canceled                                   (11,850)                3.87               (32,450)              7.70
                                           -------                                   --------
Outstanding at end of year                 765,700                 6.34               968,875
                                           =======                                   ========
Options exercisable at year-end            227,205                                    362,650
Weighted-average fair value of options
 granted during the year                                          $4.92                                    $5.15

     The following table summarizes information about options outstanding at December 31, 1996:

                                      Options Outstanding                                Options Exercisable
---------------------------------------------------------------------------------------------------------------------------
 Range of                  Number       Weighted-Average     Weighted-               Number           Weighted-
 Exercise                Outstanding   Remaining Contrac-     Average              Exercisable         Average
  Prices                 at 12/31/96     tual Life (Yrs)  Exercise Price           at 12/31/96     Exercise Price
---------------------------------------------------------------------------------------------------------------------------
  $ 0- 5                   186,500            3.21             $ .97                  186,000           $ .97
    5-10                   747,975            8.80              8.02                  176,650            8.02
   10-15                    34,400            9.36             13.10

     In May 1991, all previously issued options with an exercise price of $.70 were canceled and reissued at an exercise price of $.35.

I. RESEARCH COLLABORATION AGREEMENTS

In October 1994, the Company established a research and development collaboration with Janssen Pharmaceutica, N.V. of Beerse, Belgium (Janssen), a wholly owned subsidiary of Johnson & Johnson, for the discovery and development of compounds suitable for the treatment of Alzheimer's Disease and other neurodegenerative diseases. Under the terms of the agreements, the Company received an initial licensing fee and Janssen will provide research funding over a three-year research period, renewable for a fourth and fifth year. In addition, Janssen will make milestone payments to the Company upon the achievement of development and clinical benchmarks. The Company will receive a royalty on sales of marketed products and Janssen will be responsible for all development costs, including clinical trials and obtaining regulatory approval. Deferred revenue related to these agreements was $279,095 and $806,359 at December 31, 1995 and 1996, respectively. In October 1994, Johnson & Johnson Development Corporation made an equity investment in the Company.

J. RESEARCH, CLINICAL TRIAL, CONSULTING AND
   LICENSE AGREEMENTS

Since beginning operations, the Company has entered into research agreements and clinical trial agreements with universities and third parties and consulting agreements with scientific advisors. The research agreements require the Company to fund certain research activities, and are generally renewable on an annual basis. In return, the Company has rights to obtain and use exclusive licenses for the results of the research. Under license agreements with various universities, ownership of all patents resulting from research agreements will remain with the universities or researchers. The Company is required to incur all costs associated with applying for and maintaining the patents. The Company generally will obtain exclusive worldwide licensing rights and is required to remit fixed percentages, as defined, of the net selling price of licensed products and royalties received from sublicensees to the universities. The clinical trial agreements require the Company to fund the performance of specific clinical procedures and the cost of administering the clinical trials.

     As of December 31, 1996, minimum commitments under research, clinical trial and consulting agreements are $1,162,827 for 1997 ($405,207 at December 31, 1995).

K. OTHER MATTERS

The Company is a party to a license agreement and a related sponsored research agreement with a university that provides for a royalty of up to 5% of revenues from products covered by these agreements. In 1995, a dispute regarding inventorship of the ADCON(R) products and the rights of the university to receive royalties from sales of ADCON(R) products arose between Gliatech and the university. The university has threatened litigation regarding this dispute. There has been no resolution of this matter. The Company is not able to make any estimate of costs that may arise as a result of any outcomes from this dispute and there can be no assurance that the Company will not be required to pay any costs or royalties or that any costs to the Company, or royalties that may result, from this dispute will not have an adverse effect on the Company.

STOCKHOLDER INFORMATION
Corporate Office
Gliatech Inc.
23420 Commerce Park Road
Cleveland, Ohio 44122
Phone: (216) 831-3200
Fax: (216) 831-4220

TRANSFER AGENT
American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005

INDEPENDENT AUDITORS
Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

OUTSIDE COUNSEL
Jones, Day, Reavis & Pogue
North Point, 901 Lakeside Avenue
Cleveland, Ohio 44114

ANNUAL MEETING
The annual meeting of stockholders will take place on May 14, 1997, at 11:00 a.m.
at the Cleveland Marriott East,
3663 Park East Drive, Beachwood, Ohio.

10-K REPORT AVAILABLE
Stockholders may obtain a copy of the
Company's Annual Report on Form 10-K
filed with the Securities and Exchange
Commission, including financial
statements and schedules thereto, but
excluding other exhibits, by writing to:

Rodney E. Dausch
Vice President, Chief Financial Officer
Gliatech Inc.
23420 Commerce Park Road
Cleveland, Ohio 44122

COMMON STOCK MARKET PRICES AND DIVIDENDS

The Company's Common Stock is traded on the Nasdaq National Market (GLIA). As of the close of business on March 1, 1997, there were 203 stockholders of record for the Company's Common Stock. The Company commenced trading on the Nasdaq National Market on October 17, 1995.

     The table below sets forth the high and low closing prices for the Company's Common Stock during 1995 and 1996:

1995:                                High            Low
----------------------------------------------------------
Fourth Quarter                        9 7/8          7 7/8

1996:
FIRST QUARTER                        16 5/8          8
SECOND QUARTER                       15 1/8         10
THIRD QUARTER                        10 3/4          7 1/2
FOURTH QUARTER                       10 1/8          7 3/4

        The Company has never paid any cash dividends on its capital stock and does not anticipate paying any in the foreseeable future. The payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion.

(C)Gliatech Inc., 1997  Design:Financial Communications, Inc.  Bethesda, MD